Robert R. TeKolste | President, SIAG 8300 Mills Civic Parkway, West Des Moines, IA 50266 Phone: 515-440-5556 rtekolste@sfgmembers.com

August 12, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Matthew Williams, Esq.

Senior Counsel, Division of Investment Management –

Disclosure Review and Accounting Office

Re:	Midland National Life Insurance Company

Pre-Effective Amendment #1 to the Registration Statement on Form S-1

File No. 333-254710

Dear Mr. Williams:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Midland National Life Insurance Company, as registrant, hereby requests that the effective date of the above-referenced Pre-Effective Amendment # 1 to the Registration Statement on Form S-1 be accelerated so as to permit it to become effective on August 12, 2021, or as soon thereafter as practicable.

Thank you for your consideration and assistance. If you have any questions regarding this acceleration request or the Pre-Effective Amendment, please contact Dodie Kent of Eversheds Sutherland (US) LLP at (212) 389-5080.

Sincerely,

On behalf of

Midland National Life Insurance Company

/s/ Robert R. TeKolste

Name:    Robert R. TeKolste

Title:      President, SIAG

MidlandNational.com